Principal Funds 711 High Street Des Moines, IA 50392 800-222-5852 tel www.principalfunds.com
June 12, 2019
Mr. Michael Beer, President
Principal Funds, Inc.
Principal Financial Group
Des Moines, IA 50392-2080
Dear Mr. Beer:
Principal Financial Services, Inc. intends to purchase the following shares (the “Shares”):

Principal Funds, Inc. -	Purchase Amount	Shares Purchased

Small-MidCap Growth Fund	$5,000,000	500,000
Each share of the Small-MidCap Growth Fund has a par value of $0.01 and a price of $10.00 per share. In connection with such purchase, Principal Financial Services, Inc. represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL FINANCIAL SERVICES, INC.

BY	/s/ Clint Woods
Clint Woods
Counsel, VP, and Assistant Secretary